   Caledonia Completes Private Placement

and Confirms Blanket Transaction now Closed

Toronto, Ontario – July 6th 2006:  Caledonia Mining Corporation (“Caledonia”)
(TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the completion of a $3,625,928 private placement financing which was first disclosed in the first quarter report. Caledonia is also pleased to confirm that the transaction to purchase the Blanket Gold Mine in Zimbabwe, originally announced in our press release of June 20th 2006, has been closed as of July 5th 2006.

The Blanket Mine has Proven & Probable Mineral Reserves totaling 3.2 million tonnes with an average grade of 4.24 grams per tonne.  The Mine currently mills 600 tonnes per day of underground ore at an average grade of 4.1 grams per tonne and produces an average of 2,100 ounces of gold per month. Further details are available in the June 20th release and on the Caledonia website.  Dr Trevor Pearton, PhD, FGSSA., Caledonia’s Geological Consultant, is Caledonia’s "Qualified Person" with respect to the Blanket Mine property for the purposes of Canadian National Instrument 43-101.

The placement, which was handled by fiscal agents in Europe, was for 34,828,259 units priced at between $0.12 and $0.15 each.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share of Caledonia at a price of between $0.15 and $0.18 for a period of 12 months from the date of issue. The new shares, which cannot be traded for four months from the date of issue, are expected to be admitted to trading on AIM on 10 July 2006.

In conjunction with this financing, Caledonia Mining Corporation has made a block listing application for 34,828,259 common shares to be admitted to trading on AIM, with admission expected to occur on 10 July 2006.  The block listing arrangement is being put in place for the 34,828,259 warrants that were issued pursuant to the share placement, as mentioned above.

The funds raised will be used to fund the optimization of the underground production and metallurgical circuit at the recently completed Plant expansion at the Barbrook Mine in South Africa, and the exploration activities at the Rooipoort PGE Project in South Africa and for general corporate purposes.

Caledonia continues to be debt free.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.